FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Procure ETF Trust II

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o ProcureAM, LLC
16 Firebush Road
Levittown, PA 19056

Telephone Number (including area code): (215) 943-1777

Name and address of agent for service of process:

United Corporate Services, Inc.
874 Walker Rd Suite C
Dover, DE 19904

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes X No

NOTICE

A copy of the Certificate of Trust of Procure ETF Trust II (the “Trust”), together with any amendments thereto, is on file with the Secretary of the State of Delaware and notice is hereby given that this Notification of Registration is executed on behalf of the Trust by a trustee of the Trust as a trustee and not individually and that the obligations of or arising out of this Notification of Registration are not binding upon any of the trustees of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Procure ETF Trust II

January 8, 2018	By:	/s/ Robert Tull
	Name:	Robert Tull
	Title:	Sole Trustee

Attest:

/s/ Deborah Ferraro
Deborah Ferraro